Australian Oilseeds Holdings Limited

126-142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

VIA EDGAR

January 17, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Charles Eastman
Anne McConnell
Thomas Jones
Asia Timmons-Pierce

Re:	Australian Oilseeds Holding Limited

Registration Statement on Form F-4

Filed December 8, 2023

File No. 333-274552

Ladies and Gentleman:

Australian Oilseeds Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 19, 2023, regarding our Registration Statement on Form F-4 submitted to the Commission on December 8, 2023. Concurrently with this response, the Company has submitted an Amendment No. 1 to our Registration Statement on Form F-4 pursuant to the Staff’s comments (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Registration Statement on Form F-4 submitted December 8, 2023

Questions and Answers

What equity stake will current Public Shareholders, ...., page 28

1.	We note the disclosures you added regarding ELOC Pubco Commitment Shares and ELOC Pubco Ordinary Shares, in the tabular presentation of Potential sources of dilution, including the disclosures related to how the share amounts were calculated in the footnotes. Given that, after the Business Combination, the ordinary shares of Pubco will not be redeemable, it appears possible this could result in a material decline in the price per share of Pubco ordinary shares relative to the price per share of EDOC shares. Please revise the footnotes to the table that explain how the share amounts were calculated to also quantify and disclose the potential impact on the share amounts included in the table based on a range of fixed changes in the price per share of Pubco ordinary shares after the Business Combination relative to the assumed price per share you used to calculate the share amounts in the table. Please provide similar disclosures when you disclose and discuss shares subject to the ELOC, including in the related risk factor on page 88. To the extent that other potential sources of dilution could be materially impacted by declines in the price per share of Pubco ordinary shares after the Business combination, please provide similar disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has revised the footnotes on pages 30-31 of the Registration Statement accordingly, and provided similar disclosures on pages 44, 124 and 240, including in the related risk factor and the additional risk factor added, on pages 88-89.

Unaudited Pro Forma Condensed Combined Financial Statements, page 157

2.	Based on disclosures in the forepart of the filing, we note the Business Combination is subject to a Minimum Cash Condition of $10 million that you previously indicated cannot be waived; however, it does not appear either pro forma redemption scenario you present will currently satisfy this condition. As previously requested, please revise the pro forma financial statements or explain how and why you believe they appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has updated the disclosure in the Registration Statement to reflect the waiver of the minimum cash condition, which was agreed upon by the parties, effective January 12, 2024.

Consolidated Financial Statements - Australian Oilseeds Investments

Consolidated Statements of Cash Flows, page F-61

3.	We note the amounts presented as net cash provided by operating activities for the years ended June 30, 2023 and 2022 appear to represent Receipts from customers. Please revise the statements of cash flows to appropriately reflect net cash provided by operating activities for the years ended June 30, 2023 and 2022. This comment is also applicable to the tabular presentation of net cash provided by operating activities for the year ended June 30, 2023 in MD&A on page 213.

Response: The Company acknowledges the Staff’s comment and advises that the Company has revised the statements of cash flows as well as the tabular presentation of net cash provided by operating activities for the year ended June 30, 2023 in MD&A on page 215 of the Registration Statement accordingly.

2 Summary of Significant Accounting Policies

(a) Revenue and other income, page F-62

4.	When the annual audited financial statement were updated, it appears the revenue recognition policy disclosure related to Energreen Nutrition, an entity under common control, that were previously requested were deleted. Please revise the notes to the financial statement to provide the previously requested disclosures or explain your basis for deleting them.

Response: The Company acknowledges the Staff’s comment and advises that it revised the notes to the financial statements on page F-63 to provide the previously requested disclosures.

Item 21. Exhibits and Financial Statement Schedules., page II-1

5.	We note your disclosure on page 46 that a draft form of the purchase agreement is attached as Exhibit 10.33. We also note that the exhibit list indicates that Exhibit 10.33 is in draft form. However, the purchase agreement filed as exhibit 10.33 appears to be dated December 6, 2023 and appears to be in execution form. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and advises and confirms that the ELOC purchase agreement will be executed at closing of the business combination. The Company has made minor amendments in Exhibit 10.33 to reflect the agreement’s draft form.

General

6.	We note your response to prior comment 3 and your inclusion of updated annual audited financial statements for Australian Oilseeds Investments for the fiscal year ended June 30, 2023 in the filing; however, we note numerous instances in which related disclosures have not been appropriately updated or revised. For example:

●	Several risk factors that present financial disclosures, including on pages 91, 92, 93, and 94, have not been updated;

●	MD&A disclosures on pages 208-210 appear to be essentially duplicated on pages 210-211 and pages 211-212;

●	The reference to the audited financial statements included in the filing under Experts on page 250 has not been updated; and

●	You continue to include interim financial statements on pages F-77 to F-96.

Please ensure the disclosures noted above, as well as any other applicable disclosures, are appropriately updated or revised based on the inclusion of updated annual audited financial statements now included in the filing.

Response: The Company acknowledges the Staff’s comment and advises in response that it has revised its disclosures throughout the Registration Statement accordingly, including the risk factors (see pages 94-97, 211-215 and F-58-F-76).

7.	We note your response to prior comment 9 and reissue our comment.

Response: The Company acknowledges the Staff’s comment and advises that the tables on pages 29-30 of the Registration Statement and elsewhere have been updated to reflect the ownership interest of the EDOC Public Shareholders and others as a result of the potential sources of dilution.

******

We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please feel free to contact our counsel, Debbie A. Klis, Esq., at Rimon PC by telephone at (202) 935-3390.

Sincerely,

/s/ Gary Seaton
Gary Seaton, Chief Executive Officer

cc:	Rimon PC
Ellenoff Grossman & Schole LLP

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